SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 5610001 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd.

MAGAL ANNOUNCES NUMBER OF ORDINARY SHARES OUTSTANDING FOLLOWING COMPLETION OF RIGHTS OFFERING

Following the completion of Magal’s recent rights offering to shareholders, which was completed on October 5, 2016, and to avoid any confusion with regard to the current number of outstanding ordinary shares, the Company confirms that as of November 30, 2016, there were 22,808,124  ordinary shares issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Saar Koursh
Saar Koursh
Chief Executive Officer

Date:  December 12, 2016